Joseph De Perio · 3rd in

 **SportBLX**

 **Brown University**

Co-Founder of SportBLX at SportBLX

New York, New York, United States · 500+ connections ·

Contact info

Experience



Co-Founder of SportBLX
SportBLX
Jan 2019 – Present · 1 yr 11 mos
New York, New York, United States



Senior Portfolio Manager
Clinton Group
Jun 2006 – Present · 14 yrs 6 mos



Vice President
Millennium Partners
2008 – 2009 · 1 yr



Associate
Trimaran Capital Partners
2003 – 2006 · 3 yrs



Analyst



CIBC World Markets
2000 – 2003 · 3 yrs

Education



Brown University
BA, Business Economics
1996 – 2000

Interests

 **SportBLX**
1,235 followers

 **Hedge Fund Group (HFG) Assoc**
163,255 members

 **Brown University**
133,245 followers

 **The SHARPS**
139 followers

 **IvyLife Brown**
2,849 members

 **Brown Alumni Association (BAA**
17,756 members